UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2024
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

Current Address:
81 Fulham Road
London, SW3 6RD
United Kingdom

Former Address:
10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information in this Report
The information in this report on Form 6-K (including Exhibit 3.1 hereto) (“Report”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
Annual Meeting of Shareholders Results
On October 28, 2024, the Company held its annual general meeting of shareholders (the “Annual General Meeting”). The proposals submitted to a shareholder vote at the Annual General Meeting are described in detail in the Notice for the Annual General Meeting sent to the Company's shareholders (the "Notice") and made available on the Company’s website at https://ir.waldencast.com/financial-information/annual-meeting. Shareholders present in person or by proxy represented 91,117,143 ordinary shares of the Company (or 74.32% of the outstanding ordinary shares of the Company as of September 24, 2024, the record date for the Annual General Meeting).

At the Annual General Meeting, shareholders re-appointed seven (7) of the Company’s directors specifically named in the Notice. Class I Directors were re-appointed to serve until the annual general meeting to be held in 2026 and the Class II Directors were re-appointed to serve until the annual general meeting to be held in 2027.

The financial year audited accounts and auditor’s report in respect of the years ended December 31, 2022 and December 31, 2023 were laid before the Annual General Meeting. In addition, shareholders at the Annual General Meeting re-appointed Deloitte & Touche LLP as the Company’s auditors until the conclusion of the next annual general meeting.

Shareholders voted to reduce the term of office of Class I Directors which shall be due for re-election at the general meeting in 2026 as opposed to 2027 so as to re-align the appointment dates in line with initial expectations and preserve the staggering of the Board.

Shareholders also voted to approve several alterations to the Company’s articles of association (the “Articles”) as detailed in the Notice. A full copy of the amended Articles are attached hereto as Exhibit 3.1, and are also available with the Jersey Financial Services Commission.

The detailed voting results for each proposal are set forth below.

Resolutions 1-7 – Re-appointment of directors: The Company’s shareholders approved the re-appointment of seven (7) of its directors specifically named in the Notice. Class I Directors were re-appointed to serve until the general meeting to be held in 2026 and the Class II Directors were re-appointed to serve until the general meeting to be held in 2027. The final voting results with respect to the re-election of directors were as follows:

Nominee	For	Against	Abstain
Lindsay Pattison	87,376,537.00	1,578,393.00	2,162,213.00
Zack Werner	88,524,648.00	430,282.00	2,162,213.00
Kelly Brookie	87,700,734.00	1,254,196.00	2,162,213.00
Aaron Chatterley	88,526,753.00	428,177.00	2,162,213.00
Juliette Hickman	88,524,671.00	430,259.00	2,162,213.00
Cristiano Souza	87,591,266.00	1,363,664.00	2,162,213.00
Hind Sebti	87,705,335.00	1,249,595.00	2,162,213.00

Resolution 8 - Re-appointment of auditor and its remuneration: The Company’s shareholders re-appointed Deloitte & Touche LLP as the Company’s auditor until the conclusion of the next annual general meeting and authorized the Company’s Audit and Governance Committee to fix the remuneration of the auditor as follows:

For	Against	Abstain
88,641,688.00	313,529.00	2,161,926.00

Resolution 9 – Alteration of Articles: The Company’s shareholders approved the amendment of the Company’s Articles regarding the requirements for shareholders to put forward directors for nomination and bring business before the annual general meeting as follows:

For	Against	Abstain
86,553,416.00	2,401,514.00	2,162,213.00

Resolution 10 – Reduction of Term of office of Class I Directors and re-appointment of Class II Directors: The Company’s shareholders approved the reduction of the term of office of Class I Directors on a one-off basis and the re-appointment of the Class II Directors as follows:

For	Against	Abstain
88,652,296.00	302,634.00	2,162,213.00

Resolution 11 – U.K. tax relocation and amendment resolution: The Company’s shareholders approved the amendments to the Articles in connection with the relocation of the Company’s tax residence to the United Kingdom as follows:

For	Against	Abstain
88,652,347.00	302,583.00	2,162,213.00

Change of Company headquarters address

The Company would also like to announce the relocation of its headquarters from 10 Bank Street, Suite 560, White Plains, NY 10606 to 81 Fulham Road, London, SW3 6RD, United Kingdom, effective as of November 1, 2024.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Amended Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: October 30, 2024	By:
		Name:	Manuel Manfredi
		Title:	Chief Financial Officer and Principal Financial Officer

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